Filing under Rule 425 under

the Securities Act of 1933

Filing by: AbitibiBowater Inc.

Subject Company: Fibrek Inc.

SEC File No. of AbitibiBowater Inc.: 001-33776

We announced today that the Company has formally commenced its offer to purchase all the issued and outstanding common shares of Fibrek Inc. (the “Offer”). The Offer, which Resolute is making together with RFP Acquisition Inc., a wholly-owned subsidiary, is more fully described in the offer circular and other ancillary documentation (collectively, the “Offer Documents”) the Company is filing today on the Canadian Securities Administrators’ website (“SEDAR”).

As disclosed on November 28, 2011, holders of common shares of Fibrek will have the opportunity to elect to receive, for each share:

(i)	Cash and Share Option: C$0.55 in cash and 0.0284 of a Resolute share; or

(ii)	Cash Only Option: C$1.00 in cash (subject to proration, as described in the Offer Documents); or

(iii)	Share Only Option: 0.0632 of a Resolute share (subject to proration, as described in the Offer Documents).

Based on Fibrek’s most recent publicly disclosed number of 130,075,556 issued and outstanding Fibrek common shares, the maximum amount of cash consideration available under the Offer is C$71,541,556 and the maximum number of shares of Resolute common stock available to be issued under the Offer is 3,694,146.

As of November 28, 2011, the date on which Resolute announced its intention to make the Offer, the Offer price represented a premium of approximately 39% over the closing price of Fibrek’s Shares on that date, and a premium of approximately 31% over the volume weighted average trading price of the shares on the Toronto Stock Exchange for the 20 trading days ending on that date. The acquisition of Fibrek will allow Resolute to expand its market pulp business and provide greater overall balance to its product offering. The Offer provides an opportunity for Fibrek shareholders to elect immediate liquidity or choose to participate in the future of Resolute, a financially strong company with a diversified asset and product base.

The Offer will expire at 5:00 p.m. (Eastern Standard Time) on January 20, 2012, unless it is extended or withdrawn by Resolute.

Please post until December 22, 2011

The Offer is subject to certain conditions including, among others, a 66 2/3% minimum tender condition, waiver or termination of all rights under any shareholder rights plan(s), receipt of all regulatory, governmental and third-party approvals, consents and waivers, Fibrek not having implemented or approved any issuance of shares or other securities or any other transaction, acquisition, disposition, capital expenditure or distribution to its shareholders outside the ordinary course of business, and the absence of occurrence or existence of any material adverse effect or material adverse change. Subject to applicable laws, Resolute reserves the right to withdraw or extend the Offer and to not take up and pay for any Fibrek common shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived (at its sole discretion). The Offer is not subject to any financing condition.

Resolute is also filing today with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the Resolute shares that may be issued pursuant to the Offer. The registration statement has not yet become effective. Resolute may not complete the Offer and issue the Resolute shares until the registration statement is effective.

Resolute has requested Fibrek’s shareholder lists in order to distribute the Offer Documents to Fibrek’s shareholders. Once it receives the lists, which, pursuant to applicable law, are due within 10 days of the request, Resolute will mail the documents to Fibrek shareholders and will furnish them to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the lists.

Resolute has retained BMO Capital Markets to act as dealer manager for the Offer in Canada. Resolute has also engaged Georgeson Shareholder Communications Canada Inc. to act as information agent for the Offer and Canadian Stock Transfer Company Inc. (acting as administrative agent for CIBC Mellon Trust Company) to act as depositary and exchange agent for the Offer. Norton Rose OR LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are advising Resolute with respect to the Offer.

Questions and requests for assistance or further information on how to tender Fibrek common shares to the Offer should be directed to, and copies of the above referenced documents may be obtained by contacting, Georgeson at 1-866-598-0048 or by email at askus@georgeson.com.

Please note we cannot provide any additional information on the proposed transaction. If you receive inquiries from customers, vendors or other external parties, it is not appropriate for you to comment, neither verbally nor in writing. It is vitally important that all communications relating to the proposed transaction be limited exclusively to senior management, the communications department and the investor relations department. If you need to communicate with Fibrek in the ordinary course of business, you must decline to comment on the offer or speculate on the transaction.

Important Notice

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Resolute is filing with the SEC a registration statement on Form S-4 in connection with the proposed transaction with Fibrek. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, on SEDAR at www.sedar.com or on Resolute’s website at www.resolutefp.com.

Cautionary Statements Regarding Forward-looking Information

Statements in this announcement that are not reported financial results or other historical information of AbitibiBowater Inc., doing business as Resolute Forest Products, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as the words “should”, “would”, “could”, “will”, “may”, “expect”, “believe”, “anticipate”, “attempt”, “project” and other terms with similar meaning indicating possible future events or potential impact on Resolute’s business or shareholders, including future operations following the proposed acquisition of Fibrek.

The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. The potential risks and uncertainties that could cause Resolute’s actual future financial condition, results of operations and performance to differ materially from those expressed or implied in this announcement include, but are not limited to, Resolute Common Stock issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Resolute and Fibrek may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, and all other potential risks and uncertainties set forth under the heading “Risk Factors” in Part I, Item 1A of Resolute’s annual report on Form 10-K for the year ended December 31, 2010, as updated in Part II, Item 1A of Resolute’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the SEC, Resolute’s other filings with the Canadian securities regulatory authorities.

All forward-looking statements in this announcement are expressly qualified by the cautionary statements contained or referred to above and in Resolute’s other filings with the SEC and the Canadian securities regulatory authorities. Resolute disclaims any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.